UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Costco Wholesale Corporation

(Exact name of the registrant as specified in its charter)

Washington		000-20355
(State or other jurisdiction of incorporation or organization)		(Commission File Number)

999 Lake Drive, Issaquah, WA 98027
(Address of principal executive offices) (Zip code)

John Sullivan
(425) 313-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _.

Section 1 - Conflict Minerals Disclosure

Introduction

Costco Wholesale Corporation (Costco or the Company), a Washington corporation, and its subsidiaries operate membership warehouses and e-commerce websites. On December 31, 2021, Costco operated 828 warehouses worldwide. In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), Costco files this Specialized Disclosure Form (Form SD). A copy of Costco Wholesale Corporation’s Form SD is publicly available at https://investor.costco.com/.

SEC Final Rule Applicability Determination

To comply with Rule 13p-1, Costco followed a three-step process: first, determine the applicability of the rule to the Company’s products; second, conduct a “reasonable country of origin inquiry” (RCOI) to determine whether there is reason to believe that tin, tungsten, tantalum or gold (3TG), also referred to as conflict minerals, present in and necessary for the functionality or production of the Company’s products were sourced from the Democratic Republic of Congo or adjoining countries (collectively, DRC or covered countries); and third, conduct due diligence to determine the source and chain of custody of those conflict minerals, unless the Company has no reason to believe its necessary conflict minerals were sourced from a covered country based on the RCOI.

RCOI Description

Costco is required to conduct an RCOI on products that it manufactures or contracts to manufacture that contain 3TG necessary for the functionality or production of the product. Rule 13p-1 and the Securities and Exchange Commission’s adopting release and guidance are not clear on what it means to “contract to manufacture” and “influence the manufacturing.” While Costco continues to assess which of its products are in scope of Rule 13p-1, it believes that it has interpreted “contract to manufacture” broadly for purposes of this filing. Costco’s objective is that our sourcing practices not support armed conflict or human rights abuses in the DRC.

To aid in identifying suppliers to include in its RCOI, Costco provided a third-party service, Source Intelligence (SI), with descriptive information for nonfood products that Costco sold during 2021, including whether Costco may have manufactured or contracted to manufacture those products. SI reviewed the product data using automated queries and a detailed quality-control check to determine which of those products might contain 3TG. If SI had doubt regarding the use of 3TG in products, the suppliers of the products were initially included in the RCOI process.

The products SI initially flagged as potentially in-scope, due to their likelihood of containing 3TG, were those that are electronic or electrical, solar powered, contained any kind of metal (e.g., metal covering including alloys or metal hardware), or had unclear material content. The Company’s scoping inquiry included nonfood products sold in the United States, Canada, Mexico, United Kingdom, Japan, Korea, Taiwan, China, Australia, Iceland, France, and Spain.

Next, Tier 11 suppliers were asked to confirm whether the products they supplied to Costco contain 3TG that are necessary to the functionality or production of the product and whether Costco contracted with the supplier to manufacture the product or Costco influenced the manufacturing, and whether the products were supplied to Costco during the 2021 reporting year. This information was used to determine which of our suppliers were in-scope for RCOIs. If in-scope, SI asked the suppliers to provide additional conflict minerals information. Suppliers were then engaged to collect information regarding the presence and sourcing of 3TG used in items sold to Costco. Out of scope suppliers are classified on SI’s platform. Costco may reengage out of scope suppliers based on additional information about the products they supply and the nature of the relationship with Costco.

1 A Tier 1 retail supplier is one that provides products directly to a retailer such as Costco.

Reasonable Country of Origin Inquiry (RCOI)

SI engaged Costco’s suppliers to collect information about the presence and sourcing of 3TG used in the products and components supplied to Costco. The program utilized the Responsible Minerals Initiative’s (RMI) Conflict Minerals Reporting Template (CMRT). Only reports using CMRT’s version 5.0 or higher were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in Microsoft Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases if a supplier was unable to complete on the platform, SI uploaded the CMRT.

Supplier Engagement

Costco provided SI with methods of contact for each supplier designated as in-scope. Generally, Costco and SI used email as the method of communication and followed with phone calls where appropriate and as described below. The RCOI began with an introduction email from Costco to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying SI as a partner. SI then sent a subsequent email to suppliers containing a registration and survey request link for the online data collection platform.

To increase awareness of the CMCP, the initial registration email sent to Costco’s suppliers provided them with guidance on the regulations and frequently asked questions concerning 3TG mineral tracing.

Following the initial introductions to the program and information request, up to 17 reminder emails requesting survey completion were sent to each non-responsive supplier. Suppliers who remained non-responsive were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information needed could be provided.

Escalation

If after these efforts a supplier still did not register with the system or provide the information requested, an escalation process was initiated. It consisted of direct outreach by Costco. We contacted these suppliers by email to request their participation. SI followed up with a re-invitation to the platform.

Information Requested

Suppliers were given a final deadline of April 8, 2022 to provide information about the mineral processors in their supply chains. Suppliers were asked to provide information regarding the sourcing of their conflict minerals, with the ultimate goal of identifying the 3TG smelters or refiners (SORs) and the country of origin of the conflict minerals. Suppliers who had already performed an RCOI through the use of the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version. Suppliers had the ability to share information at a level with which they were most comfortable, i.e., company, product or user-defined, but the scope of the declaration had to be specified. Suppliers were asked to provide an electronic signature before submitting their data to Costco to verify that all answers submitted were accurate to the best of the supplier’s knowledge.

Quality Assurance

Supplier responses were evaluated by SI and Costco’s Conflict Mineral Team for plausibility, consistency, and completeness. Additional supplier contacts were conducted to attempt to resolve the following potential quality control flags, including:

•One or more smelter or refiners (SORs) were noted for a metal not listed as being in the product;

•SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor2;
•Supplier answered yes to sourcing from the covered countries but none of the SORs listed are known to source from the region;
•Supplier indicated that it had not received conflict minerals data for each metal from all suppliers;
•Supplier indicated it had not identified all of the SORs used for the products included in the declaration scope;
•Supplier indicated it had not provided all applicable SOR information; and
•Supplier indicated 100% of the 3TG for products covered by the declaration originated from scrap/recycled sources, but one or more SORs listed are not known to be exclusively recyclers.

RCOI Results
A total of 475 Tier 1 suppliers were flagged as potentially in-scope and contacted as part of the RCOI process. The response rate was 99%. Of the 475 suppliers flagged, 172 (36%) scoped in and provided a conflict minerals reporting template, indicating that a product they supplied to Costco contained 3TG. Of these - 64 (13%) indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products supplied to Costco and that Costco “contracted to manufacture the products.” Based on SI’s smelter/refiner database, plus the RMI Responsible Minerals Assurance Process (RMAP), there was an indication of potential sourcing from the DRC and covered countries for 49 out of 235 verified smelters/refiners3.

Due Diligence

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals. Costco and SI relied on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the RMAP, the London Bullion Market Association Good Delivery Program, and the Responsible Jewellery Council Chain-of-Custody Certification.

If the SOR was not certified by these internationally-recognized schemes, SI attempted to contact the SOR to gain more information, including countries of origin and transfer and whether there are any internal due diligence procedures in place or other processes to track the chain-of-custody of its mineral ores. Relevant information reviewed included whether the SOR has: a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed. Up to three contact attempts were made by SI to SORs to gather information on mine country of origin and sourcing practices.

SI assigned red flags to SORs where there was evidence of sourcing from: an RMI Level 2 country, meaning low to medium risk countries with known or plausible involvement in the smuggling, export or transit of mineral out of conflict affected regions; or from an RMI Level 3 country meaning high-risk countries outlined in Section 1502 of the Dodd-Frank Act as those affected or bordering conflict-affected regions: currently defined as the DRC and covered countries.

2 SI maintains a smelter/refiner database, which includes verified metal processors, companies that are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. SI collects SOR data submitted by suppliers in CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.
3 The information in the smelter/refiner database begins with supplier-provided information (CMRT data); Source Intelligence then performs additional research (internet, industry and government associations) and outreach (email and telephone) directly with these companies to confirm the data provided via CMRTs. The Source Intelligence Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities that are not conflict-free certified.

Costco also leveraged its membership in the RMI to attend its periodic plenary conference calls to discuss emerging issues and best practices on responsible mineral sourcing, and to work on addressing shared challenges. In addition, SI is an official vendor member of the RMI, to further facilitate the exchange of supply chain data and technical information. This membership provides SI access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

Due Diligence Summary

As a result of the information provided by our suppliers for reporting year 2021 and SI’s research, there were 44 certified conflict-free SORs with indications of sourcing from an RMI Level 2 country and 48 certified conflict-free SORs with indications of sourcing from an RMI Level 3 country.

In addition, the research identified one non-certified SOR with evidence of sourcing from an RMI Level 2 country, as shown in the table below:

Metal	Official Smelter Name	RMI Smelter ID	Smelter Country	Smelter Country RMI Risk Level	Certified Smelter
Gold	AU Traders and Refiners	CID002850	South Africa	2	No

Section 2 - Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

No exhibit is filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Costco Wholesale Corporation

By:	/s/ RICHARD A. GALANTI	May 18, 2022
	Richard A. Galanti	Date
Executive Vice President, Chief Financial Officer and Director